                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of APRIL 2002
                                           ----------
                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                   (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  1ST QUARTER RESULTS

AMVESCAP PLC
513599
IMMEDIATE RELEASE  24 JANUARY 2002
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942


AMVESCAP PLC REPORTS RESULTS

FOR THREE MONTHS ENDED MARCH 31, 2002

LONDON, APRIL 24, 2002 - AMVESCAP reported that profit before tax, exceptional item and goodwill amortization for the three months ended March 31, 2002 amounted to (pounds sterling)97.5 million ($139.4 million) compared to (pounds sterling)135.0 million ($191.7 million) for the first quarter of 2001. Revenues totaled (pounds sterling)377.7 million ($540.1 million) for the 2002 quarter, compared to (pounds sterling)427.3 million ($606.8 million) in 2001. Diluted earnings per share before goodwill amortization and exceptional items amounted to 8.2p for the 2002 period (2001: 11.3p) a decrease of 27% from the first quarter of 2001.
(NYSE: AVZ).

-------------------------------------------------------------------------------------------------------------------------------

                                                                      Results for Three Months Ended
                                                  2002                      2001                   2002++             2001++
                                         -----------------------   -----------------------     --------------    --------------
REVENUES                                 (POUNDS STERLING)377.7M   (POUNDS STERLING)427.3M            $540.1M           $606.8M
PROFIT BEFORE TAX, GOODWILL AMORTIZATION
   AND EXCEPTIONAL ITEMS                 (POUNDS STERLING) 97.5M   (POUNDS STERLING)135.0M            $139.4M           $191.7M
EARNINGS PER SHARE BEFORE GOODWILL
   AMORTIZATION:
   --BASIC                                                  8.3P                     11.2P*             $0.24+           $0.32*+
   --DILUTED                                                8.2P                     10.8P*             $0.23+           $0.31*+
EARNINGS PER SHARE BEFORE GOODWILL
   AMORTIZATION AND EXCEPTIONAL ITEMS:
   --BASIC                                                  8.3P                     11.7P*             $0.24+           $0.33*+
   --DILUTED                                                8.2P                     11.3P*             $0.23+           $0.32*+
-------------------------------------------------------------------------------------------------------------------------------

*  Restated for adoption of FRS 19, "Deferred Tax."
+  Per American Depository Share equivalent to 2 ordinary shares.
++ For the convenience of the reader, pounds sterling for the three months ended
   March 31, 2002 have been translated to US dollars using $1.43 per (pounds sterling)1.00 (2001: $1.42 per (pounds sterling)1.00).

"The global markets remained sluggish during the quarter due to the uncertainty in the Middle East, terrorism, and the general economic climate," said Mr. Charles W. Brady, Executive Chairman. "We expect these market conditions will continue further into the year; however, signs of some economic recovery appear to be surfacing. This recovery could be a positive for the later part of the year. We remain optimistic about the long-term and continue to be focused on expense controls and on the opportunities that will allow us to benefit from operating leverage produced by improving markets."

The Company adopted FRS 19, "Deferred Tax" in 2001 and restated the prior year's profit and loss accounts to reflect these new reporting requirements.

Funds under management totaled $400.0 billion at March 31, 2002, an increase of $2.1 billion from December 31, 2001. Average funds under management amounted to $392.3 billion for the first quarter of 2002, compared to $384.9 billion for the fourth quarter of 2001, and $401.7 billion for the first quarter of 2001. Approximately 58% of the total funds under management was invested in equity securities, and 42% was invested in fixed income securities at both March 31, 2002 and December 31, 2001.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") amounted to (pounds sterling)127.4 million ($182.2 million) in the 2002 first quarter, a decrease of (pounds sterling)39.2 million ($56.1 million) from the 2001 period. Net debt at March 31, 2002 amounted to (pounds sterling)746.6 million, ($1,067.6 million) a decrease of (pounds sterling)90.4 million ($129.3 million) since the end of 2001, excluding amounts held for deposit in the Company's unit trusts.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO and Atlantic Trust brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in over 100 countries. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."

Members of the investment community and general public are invited to listen to the conference call today, Wednesday, April 24, 2002 at 9:30a.m. Eastern Time, by dialing one of the following numbers: 888-201-4990 for US callers or 630-395-0024 for international callers. An audio replay of the conference call will be available until Wednesday, May 1, 2002 at 5:00p.m. Eastern Time by calling 800-518-0087 for US callers or 402-998-0052 for international callers.

                                  AMVESCAP PLC
                          GROUP PROFIT AND LOSS ACCOUNT
                                 (IN THOUSANDS)

                                                    THREE MONTHS ENDED MARCH 31,
                                        ----------------------------------------------------
                                                  2002                       2001
                                        ------------------------    ------------------------
REVENUES                                (POUNDS STERLING)377,749    (POUNDS STERLING)427,277
EXPENSES
     OPERATING EXPENSES                                (272,901)                    (281,017)
     EXCEPTIONAL ITEMS                                       --                       (4,207)
     GOODWILL AMORTIZATION                              (36,837)                     (31,811)
                                        ------------------------    ------------------------
OPERATING PROFIT                                          68,011                     110,242
                                                           6,653                       3,001
INVESTMENT INCOME
INTEREST PAYABLE                                         (14,038)                    (14,306)
                                        ------------------------    ------------------------
PROFIT BEFORE TAXATION                                    60,626                      98,937
TAXATION                                                 (29,823)                    (41,297)
                                        ------------------------    ------------------------
RETAINED PROFIT FOR THE PERIOD          (POUNDS STERLING) 30,803    (POUNDS STERLING) 57,640
                                        ========================    ========================


EARNINGS PER SHARE BEFORE
   GOODWILL AMORTIZATION:
   ---BASIC                                                 8.3P                       11.7P*
   ---DILUTED                                               8.2P                       11.3P*
                                        ------------------------    ------------------------
EARNINGS PER SHARE:
   ---BASIC                                                 3.8P                        7.2P
   ---DILUTED                                               3.7P                        7.0P
                                        ------------------------    ------------------------
AVERAGE SHARES OUTSTANDING:
   ---BASIC                                              811,887                     798,664
   ---DILUTED                                            829,724                     836,515
                                        ========================    ========================

*BEFORE EXCEPTIONAL ITEMS

                                  AMVESCAP PLC
                               GROUP BALANCE SHEET
                                 (IN THOUSANDS)

                                                MARCH 31, 2002                 DEC 31, 2001
                                           ------------------------     --------------------------
FIXED ASSETS
    GOODWILL                               (POUNDS STERLING)2,657,156   (POUNDS STERLING)2,693,659
    INVESTMENTS                                               155,980                      166,036
    TANGIBLE ASSETS                                           185,128                      209,370
                                           --------------------------   --------------------------
                                                            2,998,264                    3,069,065
CURRENTS ASSETS
    DEBTORS                                                   704,347                      576,447
    INVESTMENTS                                                25,956                       33,116
    CASH                                                      165,872                      175,902
                                           --------------------------   --------------------------
                                                              896,175                      785,465
CREDITORS                                                    (782,136)                    (640,804)
                                           --------------------------   --------------------------
NET CURRENT ASSETS, EXCLUDING BANKING AND
     INSURANCE ACTIVITIES                                     114,039                      144,661

BANKING AND INSURANCE ACTIVITIES
    CASH                                                      173,593                      175,076
    INVESTMENTS                                               104,119                       89,079
    CUSTOMER AND COUNTERPARTY DEBTORS                         179,565                      179,223
    POLICYHOLDER DEBTORS                                      141,656                      134,296
    CUSTOMER AND COUNTERPARTY CREDITORS                      (335,627)                    (349,560)
    POLICYHOLDER CREDITORS                                   (141,656)                    (134,296)
    OTHER ASSETS, NET                                          (6,166)                      (9,725)
                                           --------------------------   --------------------------
                                                              115,484                       84,093

TOTAL ASSETS LESS CURRENT LIABILITIES                       3,227,787                    3,297,819

LONG-TERM DEBT                                               (760,036)                    (844,285)
PROVISIONS FOR LIABILITIES AND CHARGES                       (174,457)                    (172,070)
                                           --------------------------   --------------------------
NET ASSETS                                 (POUNDS STERLING)2,293,294   (POUNDS STERLING)2,281,464
                                           ==========================   ==========================

CAPITAL AND RESERVES
    CALLED UP SHARE CAPITAL                (POUNDS STERLING)  196,749   (POUNDS STERLING)  196,037
    SHARE PREMIUM ACCOUNT                                   1,631,988                    1,619,879
    EXCHANGEABLE SHARES                                       432,165                      433,597
    PROFIT AND LOSS ACCOUNT                                   716,687                      685,884
                                           --------------------------   --------------------------
                                                            2,977,589                    2,935,397
    OTHER RESERVES                                           (684,295)                    (653,933)
                                           --------------------------   --------------------------
SHAREHOLDERS' FUNDS, EQUITY INTERESTS      (POUNDS STERLING)2,293,294   (POUNDS STERLING)2,281,464
                                           ==========================   ==========================

                                  AMVESCAP PLC
                            GROUP CASH FLOW STATEMENT
                                 (IN THOUSANDS)

                                                                                    THREE MONTHS ENDED MARCH 31,
                                                                ------------------------------------------
                                                                           2002                         2001
                                                                -------------------------     -------------------------
OPERATING PROFIT, EXCLUDING BANKING AND INSURANCE               (POUNDS STERLING)  67,164     (POUNDS STERLING) 106,218
     ACTIVITIES
AMORTIZATION AND DEPRECIATION                                                      52,448                        48,799
CHANGE IN DEBTORS, CREDITORS AND OTHER                                               (398)                      (32,928)
                                                                -------------------------     -------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES, EXCLUDING                              119,214                       122,089

     BANKING AND INSURANCE ACTIVITIES
                                                                -------------------------     -------------------------
BANKING AND INSURANCE ACTIVITIES                                                   (3,817)                      (53,486)
INTEREST PAID, NET OF INVESTMENT INCOME                                              (891)                       (5,610)
                                                                                  (21,010)                      (23,293)
TAXATION
CAPITAL EXPENDITURES, NET OF SALES                                                 (4,408)                      (16,554)
(PURCHASE)/DISPOSAL OF FIXED ASSET INVESTMENTS, NET                                (6,161)                        6,854
                                                                                       --                       (36,825)
ACQUISITIONS
                                                                                  (96,631)                     (184,089)
NET REPAYMENT OF DEBT
                                                                                    2,191                         3,109
                                                                -------------------------     -------------------------
DECREASE IN CASH AT BANK AND IN HAND                            (POUNDS STERLING) (11,513)    (POUNDS STERLING)(187,805)
                                                                =========================     ==========================

                                  AMVESCAP PLC
                              SEGMENTAL INFORMATION
                                 (IN THOUSANDS)

                                                         THREE MONTHS ENDED MARCH 31, 2002
                                -------------------------------------------------------------------------------
                                        REVENUES                   EXPENSES                     PROFIT
                                ------------------------  --------------------------   ------------------------
MANAGED PRODUCTS                (POUNDS STERLING) 225,184 (POUNDS STERLING) (131,479)  (POUNDS STERLING) 93,705
INVESCO INSTITUTIONAL                              52,258                    (40,221)                    12,037
INVESCO GLOBAL                                     75,253                    (63,280)                    11,973
INVESCO RETIREMENT                                 15,304                    (14,881)                       423
PRIVATE WEALTH                                      9,368                     (9,313)                        55
NEW BUSINESS                                          382                     (3,229)                    (2,847)
CORPORATE                                              --                    (10,498)                   (10,498)
                                ------------------------  -------------------------    ------------------------
                                (POUNDS STERLING)377,749  (POUNDS STERLING) (272,901)  (POUNDS STERLING)104,848
                                ========================  ============================ ========================

                                                         THREE MONTHS ENDED MARCH 31, 2001
                                -------------------------------------------------------------------------------
                                        REVENUES                   EXPENSES                     PROFIT
                                ------------------------  --------------------------   ------------------------
MANAGED PRODUCTS                (POUNDS STERLING)265,229  (POUNDS STERLING) (147,913)  (POUNDS STERLING)117,316
INVESCO INSTITUTIONAL                             51,520                     (38,182)                    13,338
INVESCO GLOBAL                                    94,274                     (69,725)                    24,549
INVESCO RETIREMENT                                13,667                     (11,353)                     2,314
PRIVATE WEALTH                                     2,332                      (1,884)                       448
NEW BUSINESS                                         255                      (3,120)                    (2,865)
CORPORATE                                             --                      (8,840)                    (8,840)
                                ------------------------  --------------------------   ------------------------
                                (POUNDS STERLING)427,277  (POUNDS STERLING) (281,017) (POUNDS STERLING) 146,260
                                ========================  ==========================   ========================

                                      NOTES

1. The taxation charge is estimated based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from US operations.

     The UK Accounting Standards Board issued FRS 19, "Deferred Tax," which requires companies to change the method of computing deferred taxes. The Company has adopted this new statement in 2001, including a restatement of prior years' profit and loss accounts. The effect of FRS 19 has been to reduce the income tax provision and increase net income for the first quarter of 2001 by (pound sterling)1.9 million (0.2p per diluted share).

2. Profit before goodwill amortization and exceptional items is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of the year by year performance of the business, therefore the calculation below is presented on that basis. Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods. Diluted earnings per share takes into account the effect of dilutive potential ordinary and exchangeable shares outstanding during the period.

                                                                        2002
                                                                        ----

                                                PROFIT BEFORE
                                                   GOODWILL           NUMBER OF
                                                 AMORTIZATION           SHARES      PER SHARE
                                             (POUNDS SERLING)'000       '000          AMOUNT
                                             ---------------------  ------------   -----------
     BASIC EARNINGS PER SHARE                               67,640       811,887          8.3P
                                                                                   ===========
     ISSUANCE OF OPTIONS                                        --        17,837
                                              --------------------  ------------
     DILUTED EARNINGS PER SHARE                             67,640       829,724          8.2P
                                              ====================  ============   ===========


                                                                          2001
                                                                          ----
                                                PROFIT BEFORE
                                                   GOODWILL
                                                 AMORTIZATION
                                               AND EXCEPTIONAL        NUMBER OF
                                                    ITEMS               SHARES      PER SHARE
                                             (POUNDS SERLING)'000       '000          AMOUNT
                                             ---------------------  ------------   -----------
     BASIC EARNINGS PER SHARE                               93,658       798,664         11.7P
                                                                                   ===========
     CONVERSION OF ESDS                                        672         6,146
     ISSUANCE OF OPTIONS                                        --        31,705
                                             ---------------------  ------------
     DILUTED EARNINGS PER SHARE                             94,330       836,515         11.3P
                                             =====================  ============  ============


3. The company completed five acquisitions in 2001, including County Investment Management Limited on January 31, 2001. This acquisition had no material effect on the consolidated financial statements. A
     (pounds sterling)4.2 million exceptional item was recognized during the 2001 quarter related to integration activities for the County acquisition. These acquisitions have been included from the dates of acquisition in 2001.

                                  AMVESCAP PLC
                             FUNDS UNDER MANAGEMENT
                                  (IN BILLIONS)

                                                  MANAGED PRODUCTS
                                          ---------------------------------      INVESCO           INVESCO         PRIVATE
                                TOTAL           AIM              INVESCO           INST             GLOBAL         WEALTH
                             -----------  ----------------  ----------------  ---------------  ---------------  --------------
DEC 31, 2001                    $  397.9          $  179.8            $ 31.4         $  116.8          $  60.0          $  9.9
MARKET GAINS/(LOSS)                  1.3               0.1              (0.9)             0.3              1.8              --
NET NEW/(LOST) BUSINESS              0.2               0.4              (0.4)            (1.0)             1.3            (0.1)
CHANGE IN MONEY
MARKET FUNDS                      1.2                  1.9              (0.2)              --             (0.5)             --
TRANSFERS                             --              (0.1)               --              0.1               --              --
FOREIGN CURRENCY                    (0.6)             (0.1)               --               --             (0.5)             --
                        ----------------- ----------------  ----------------  ---------------  ---------------
MARCH 31, 2002                  $  400.0          $  182.0           $  29.9         $  116.2          $  62.1          $  9.8
                        ================  ================  ================  ===============  ===============  ==============
                        (POUNDS           (POUNDS           (POUNDS           (POUNDS          (POUNDS          (POUNDS
MARCH 31, 2002 +         STERLING) 279.7   STERLING) 127.3   STERLING)  20.9   STERLING) 81.3   STERLING) 43.4   STERLING) 6.8
                        ================  ================  ================  ===============  ===============  ==============

+ Translated at $1.43 per (pounds sterling)1.00.
Note: INVESCO Retirement has $35.6 billion in assets under administration as of March 31, 2002, compared to $34.6 billion as of December 31, 2001.

                                  AMVESCAP PLC
                   RECONCILIATION TO US ACCOUNTING PRINCIPLES
                                 (IN THOUSANDS)

                                                              THREE MONTHS ENDED MARCH 31,
                                                           2002                       2001
                                                  -----------------------   ------------------------
NET PROFIT UNDER UK GAAP                          (POUNDS STERLING) 30,803  (POUNDS STERLING) 57,640
US GAAP ADJUSTMENTS:
          ACQUISITION ACCOUNTING:
               AMORTIZATION OF INTANGIBLES                          36,095                   (17,028)
               OTHER ACQUISITION ITEMS                              (2,103)                       --
          TAXATION                                                  (3,815)                  (12,015)
          OTHER                                                        544                       288
                                                  ------------------------  ------------------------
NET INCOME UNDER US GAAP                          (POUNDS STERLING) 61,524  (POUNDS STERLING) 28,885
                                                  ========================  ========================
EARNINGS PER ORDINARY SHARE:
          -- BASIC                                                    7.6P                      3.6P
          -- DILUTED                                                  7.4P                      3.5P
EARNINGS PER ORDINARY SHARE BEFORE GOODWILL
AMORTIZATION
          -- BASIC                                                    7.7P                     10.3P
          -- DILUTED                                                  7.5P                      9.9P

                                                       MARCH 31, 2002               DEC 31, 2001
                                               ---------------------------  ---------------------------
SHAREHOLDERS' FUNDS UNDER UK GAAP              (POUNDS STERLING) 2,293,294  (POUNDS STERLING) 2,281,464
US GAAP ADJUSTMENTS:
           ACQUISITION ACCOUNTING                                1,034,477                      984,436
           TREASURY STOCK                                         (180,672)                    (186,134)
           DIVIDENDS                                                    --                       52,708
           OTHER                                                   (19,082)                     (20,443)
                                               ---------------------------  ---------------------------
SHAREHOLDERS' EQUITY UNDER US GAAP             (POUNDS STERLING) 3,128,017  (POUNDS STERLING) 3,112,031
                                               ===========================  ===========================

Note: The US GAAP reconciliation reflects the adoption of Statement of Financial Accounting Standards (SFAS) 141 and 142. SFAS 141, "Business Combinations," requires the allocation of excess purchase price to goodwill or other intangible assets on acquisitions after July 1, 2001. Accordingly, we have preliminarily allocated the majority of the excess purchase price of the Pell Rudman, Grand Pacific and Parkes acquisitions to goodwill. SFAS 142, "Goodwill and Other Intangible Assets," was adopted January 1, 2002. SFAS 142 requires that all goodwill and indefinite-lived intangible assets no longer be amortized, but instead tested for impairment annually. All intangible assets have been preliminarily analyzed as of December 31, 2001 and no impairment exists.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date  25TH APRIL, 2002                     By /s/ MICHAEL S. PERMAN
      ----------------                        ---------------------
                                                   (Signature)

                                              Michael S. Perman
                                              Company Secretary